July 18, 2005
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Daniel Lee

Re:	Unica Corporation Amendment No. 6 to Registration Statement on Form S-1 Filed July 18, 2005 File No. 333-120615

Ladies and Gentlemen:

     On behalf of our client Unica Corporation (the “Company”), submitted herewith for filing is Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-120615) filed by the Company with the Securities and Exchange Commission on November 19, 2004. Please note that substantially all of the changes reflected in Amendment No. 6 consist of updating information, principally to reflect the operating results of the Company through June 30, 2005.

     We have set forth below the responses of the Company to the comments of the staff (the “Staff”) set forth in the letter, dated May 12, 2005, from Barbara Jacobs, Assistant Director, of the SEC to Yuchun Lee, Chief Executive Officer of the Company. For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the comment letter and therefore have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter.

Principal and Selling Stockholders

1.	Please update your information in this section to a more recent practicable date than March 31. Please see Items 403 and 507 of Regulation S-K.

The Company has updated the information as of June 30, 2005. Please see “Principal and Selling Stockholders” on pages 92 – 94.

Item 16. Exhibits

Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

2.	We note that counsel has limited their legal opinion to, among other things, the General Corporation Law of the State of Delaware. Please confirm to us in writing that such reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

SECURITIES AND EXCHANGE COMMISSION
July 18, 2005

With respect to the legal opinion of this firm filed as Exhibit 5.1 to the Form S-1, our response letter to the Staff dated May 4, 2005 stated as follows: “We hereby confirm to the Staff that the reference made in such opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.” We note that this language is identical to the written confirmation required by the Staff pursuant to Section VII.A.14 of the Current Issues and Rulemaking Projects Outline dated November 14, 2000.

     Please do not hesitate to contact either Richard Darer of the Company at (781) 839-8079, the undersigned at (617) 526-6038 or my colleague Lauren Harrington at (617) 526-6513 with any questions regarding this response letter.

Very truly yours,

/s/ Mark L. Johnson

Mark L. Johnson

cc:	Kari Jin
Daniel Lee
Craig Wilson
Yuchun Lee
Richard M. Darer
John B. Steele
Lauren Harrington